EXHIBIT 12.1
FINANCIAL INSTITUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Nine months
	ended
	September 30,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003
EARNINGS:

Pre-tax income (loss) from continuing operations	$(21,686)	$21,209	$23,607	$2,852	$16,113	$18,264
Fixed charges	27,475	49,153	45,715	37,379	32,694	37,908

Earnings, including interest on deposits (a)	$5,789	$70,362	$69,322	$40,231	$48,807	$56,172

LESS: Interest on deposits	23,193	42,714	37,445	30,255	24,624	29,263

Earnings, excluding interest on deposits (b)	$(17,404)	$27,648	$31,877	$9,976	$24,183	$26,909

FIXED CHARGES:
Interest on deposits	$23,193	$42,714	$37,445	$30,255	$24,624	$29,263
Interest on borrowings	3,155	4,425	6,159	6,140	6,144	6,684
Amortized premiums, discounts and capitalized expenses related to indebtedness (1)	—	—	—	—	—	—
Estimated interest component of rent expense (2)	79	97	90	65	65	57
Preferred security dividends (3)	1,048	1,917	2,021	919	1,861	1,904

Fixed charges, including interest on deposits (c)	$27,475	$49,153	$45,715	$37,379	$32,694	$37,908

LESS: Interest on deposits	23,193	42,714	37,445	30,255	24,624	29,263

Fixed charges, excluding interest on deposits (d)	$4,282	$6,439	$8,270	$7,124	$8,070	$8,645

Ratio of earnings to combined fixed charges and preferred security dividends:
Including interest on deposits (a / c)	(4)	1.43	1.52	1.08	1.49	1.48
Excluding interest on deposits (b / d)	(4)	4.29	3.85	1.40	3.00	3.11

(1)	Any discount, premium or capitalized expenses on debt are included in interest on borrowings.

(2)	Estimated to be approximately 10% of rent expense.

(3)	Preferred security dividends are shown on a tax-equivalent basis, computed using the effective income tax rate from continuing operations for each period shown.

(4)	Ratios for this period are less than 1.00. For the nine months ended September 30, 2008, earnings were insufficient to cover fixed charges by $21.7 million.